EXHIBIT 11


                            CHEUNG LABORATORIES, INC.
                        COMPUTATION OF EARNINGS PER SHARE



                                             Three Months Ended December 31,


                                              1997                      1996



Net (loss) income                          ($857,172)                ($438,257)

Net (loss) income per common share            (0.028)                  ($0.017)

Weighted average shares outstanding       30,802,001                25,237,249


* Outstanding warrants, options, notes which can be converted into Common Stock, and the 16,000,000 shares retired in October 1996 are not included in the calculation of the per share data for quarters ended December 31, 1996 and 1997 as their effect is antidilutive.












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